

November 16, 2011

Via E-mail
Grace Wu, Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, Peoples Republic of China

Re: **Shanda Interactive Entertainment Limited**
        Form 20-F for the Fiscal Year Ended December 31, 2010
        Filed June 30, 2011
        File No. 000-50705

Dear Ms. Wu:

We have reviewed your letter dated October 17, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 30, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Notes to the Consolidated Financial Statements

Note 4. Principal Accounting Policies

(2) Consolidation, page F-17

1.   We note your response to prior comment 6 that the fees under the Exclusive Technology Consulting and Service Framework Agreements are determined based on the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services. Please tell us your

basis in determining whether your PRC subsidiaries ("WFOEs") receive substantially all of the economic benefits of the PRC operating companies ("VIEs") in the form of service fees, including whether the WFOEs have the unilateral right to determine the amount of the service fees charged to the VIEs, in your determination that your WFOEs are the primary beneficiaries of the VIEs.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief